Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[The following is an email sent to employees of AmSurg Corp. and

Envision Healthcare Holdings, Inc. on November 17, 2016.]

FROM:	William A. Sanger & Christopher A. Holden

SUBJECT:	Envision 2017 Executive Update:
Spotlight Video Series – Phillip Clendenin & Ambulatory Surgery Centers

TO:	All Envision Healthcare & AMSURG Team Members

Our Spotlight Video Series continues with an introduction to Phillip Clendenin and AMSURG’s Ambulatory Surgery Center business. As previously announced, upon completion of the proposed merger Phillip will continue in his current role.

In his video, Phillip shares with us his deep commitment to making a difference for physicians, clinicians and patients. He also discusses how the Ambulatory Surgery Center business – which was initially conceived on the back of a napkin – has grown and now serves patients in more than 250 locations and 35 states.

<Phillip Clendenin Video>

<Ambulatory Surgery Center Video>

It is an exciting time as we draw closer to the completion of the proposed merger. We appreciate you taking the time to get to know our leaders and the businesses that will be a fundamental part of our future-state organization.

Thank you for all you do,

William A. Sanger	Chris Holden

If you have questions regarding the merger, please email EnvisionQuestions@evhc.net.

All merger updates can be found at www.evhc.net/merger.

[The following are transcripts of the videos sent with the above email to employees of AmSurg Corp. and

Envision Healthcare Holdings, Inc. on November 17, 2016.]

Questions & Answers with Phillip Clendenin

[Phillip] Back in the mid-80’s only 15% of surgeries were performed in an outpatient setting, 85% of ‘em were performed in the hospitals. Today we see over three-quarters of surgeries performed in an outpatient setting, either in an outpatient surgery center, or a hospital outpatient department. Hi I’m Phillip Clendenin, and I’m President of the Ambulatory Services division at AMSURG.

Questions & Answers with Phillip Clendenin

What do you like about working in the healthcare industry?

[Phillip] Ya know, it’s just the excitement and the challenges that come with healthcare, day in and day out. There’s always a puzzle. And the great thing about the culture at AMSURG is, everybody here likes to solve puzzles. We get to do that every day. I care deeply about physicians, about those who care for patients, and ultimately about patients. And it really was taking the business background coupled with the healthcare master’s degree, and then through experience, really focusing on what can I do to help make a difference in a patient’s life. What can I do to make a difference in that physician’s life, so that they can focus on healthcare and we can focus on the business side?

Can you tell us about AMSURG’s Ambulatory Surgery Center Practice?

[Phillip] AMSURG is the leading provider of Ambulatory Surgery Centers in the country. And, our key differentiation has been, we partner with physicians. We’ve grown from an idea on a back of a napkin, with the beginning of five ambulatory surgery centers, to now approximately 258 surgery centers in 35 states, plus the District of Columbia.

What is an Ambulatory Surgery Center?

[Phillip] An Ambulatory Surgery Center is essentially an O.R. outside of the hospital setting, so, we’ll see the full gamut of outpatient surgery. With the addition of new technology, the focus on patient safety, and the fact that free-standing ASC’s have a much lower infection rate, gives us an opportunity and a great runway to grow.

Ambulatory Surgery Centers Overview

[Voiceover] Ambulatory surgery centers, also known as ASCs, outpatient surgery centers or same day surgery centers, are healthcare facilities where procedures not requiring an overnight hospital stay are performed.

[Voiceover] Today, more than three quarters of all surgeries are performed in an outpatient setting and AMSURG is the leading provider of ASC services in the country.

[Voiceover] More than one-point-seven million procedures a year are performed in AMSURG surgery centers.

[Voiceover] The most common types of procedures performed at AMSURG’s more than 250 centers are gastroenterology, ophthalmology and orthopedics.

[Voiceover] Through its partnerships with more than two-thousand physicians, AMSURG builds solutions to improve patient outcomes, reduce costs and enhance clinical quality, utilizing data-driven best practices, process improvement and lean strategies so that the physicians and center staff can focus on patient care.

[Voiceover] AMSURG’s national patient awareness campaigns: Stop Colon Cancer Now, More Than Heartburn, Your Sight Matters and Your Ortho Solution are dedicated to eradicating colon cancer, restoring sight and providing care to patients limited by chronic or acute injury.

[Voiceover] As an example, the dedication of AMSURG’s gastroenterology centers to increase access to colonoscopies has helped reduce the rate of colon cancer deaths by 65 percent.

[Voiceover] AMSURG surgery centers are the venue for high quality, high value, same-day surgical service with a superior patient experience.

[Voiceover] Through its strong partnerships with physicians, built on trust, communication and collaboration, AMSURG has strengthened the overall quality of health care delivery by providing superior and comprehensive resources to optimize each surgery center, providing health care value, improving the patient experience and saving lives.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016. Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This communication is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual, quarterly and other periodic reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.